QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to Rule 424(b)(3)
File No. 333-104317

November 14, 2003

Dear Investor(s):

OCTOBER PERFORMANCE UPDATE

        October performance was positive for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

	October	2003 YTD	% of Fund	Total NAV	NAV/Unit
Grant Park Futures Fund A Units	2.52%	14.28%		$28,162,658	$1,136.840
Grant Park Futures Fund B Units	2.45%	2.64%*		$12,896,397	$1,026.415
Rabar Market Research (Div)	4.22%	18.82%	30%
EMC Capital Management (Classic)	4.66%	25.45%	26%
Eckhardt Trading (Global)	-2.19%	5.94%	25%
Graham Capital Management (GDP)	3.54%	-3.37%**	19%

*
B Units began trading August 1, 2003 with a NAV/Unit of $1,000.00

**
Graham Capital began trading for the Fund on September 1, 2003

        October was a volatile month for the Fund, but a profitable one as our positions benefited from the effect of China's surging demand for commodities and as economic news out of the U.S. continued to indicate that the recovery is accelerating. The most significant profits were earned in the following markets:

          Cotton:    Cotton exploded to five-year highs on massive trade buying supported by concerns about China's weak crop and talk of export sales to that country. Poor weather this year has cut its crop considerably while demand remains high. China, the world's largest producer and consumer of cotton, is now seeking to buy cotton in the world market and that demand has pushed futures prices higher.

          Soy Complex:    Soybean futures hit a new six-year high, as unfavorable growing conditions in the U.S. Midwest led the Department of Agriculture to announce further reductions to its estimate for the current crop, which is now projected to be the smallest since 1996. The market also reacted favorably to news that China was increasing its imports of U.S. soybeans.

          Industrial/Base Metals:    The sector has rebounded from levels surrendered after the 1997-1998 Asian crisis, with production down from last year, consumption higher, and substantial declines in inventories. Base metals are commodities most linked to industrial growth, which China is experiencing in dramatic fashion. Copper hit a two-and-a-half-year high and nickel hit a thirteen-year high as Chinese demand for metals has outpaced production by the domestic industry. Strong demand for zinc also fueled profits in our long positions for the month.

          U.S. Stock Index Futures:    Stocks rose in response to October's stronger-than-expected employment report, which provided evidence that the U.S. economic recovery was accelerating. The market also reacted positively to increases in consumer confidence and durable goods orders, as well as the decision by the Federal Reserve to leave interest rates unchanged.

        Losses were incurred in the energy sector, which declined as U.S. inventory levels of both natural gas and crude oil rose. The market's fall also reflected expectations that the domestic energy supply should be sufficient to meet demand for the coming winter. Additional losses were incurred in U.S. and European interest rate futures, which declined as investors became increasingly risk-tolerant. Brighter prospects for the global economy encouraged such investors to shift their assets out of fixed-income instruments and into stocks.

        Should you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.

Sincerely,

/s/ Margaret Manning

Margaret Manning
Vice President

Enclosures

        Past performance is not indicative of future results. Futures trading involves a high degree of risk and is not suitable for all investors.
 Performance Hotline: (312) 788-2272 or Toll Free: (866) 516-1574 Performance is reported on a weekly basis.
E-mail: funds@dearborncapital.com

QuickLinks

OCTOBER PERFORMANCE UPDATE